UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 4)1

Fidelity National Financial, Inc.
(Name of Issuer)

FNF Common Stock, par value $0.0001 per share
(Title of Class of Securities)

31620R303
(CUSIP Number)

KEITH MEISTER
PATRICK DOOLEY
CORVEX MANAGEMENT LP
712 Fifth Avenue, 23rd Floor
New York, New York 10019
(212) 474-6700

STEVE WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 8, 2014
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 31620R303

1	NAME OF REPORTING PERSON CORVEX MANAGEMENT LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 20,241,370
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 20,241,370
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,241,370
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.3%
14	TYPE OF REPORTING PERSON PN; IA

CUSIP NO. 31620R303

1	NAME OF REPORTING PERSON KEITH MEISTER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 20,241,370
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 20,241,370
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,241,370
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.3%
14	TYPE OF REPORTING PERSON IN; HC

CUSIP NO. 31620R303

The following constitutes Amendment No. 4 to the Schedule 13D filed by the undersigned (the “Amendment No. 4”).  This Amendment No. 4 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated as follows:

The Reporting Persons used the working capital of the Corvex Funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) to purchase the Shares reported herein as set forth in Schedule A, which is incorporated by reference herein.  The aggregate purchase price of the 20,241,370 Shares beneficially owned by Corvex is approximately $443,959,848, including brokerage commissions.

Item 5.	Interest in Securities of the Issuer.

Item 5(a) is hereby amended and restated as follows:

(a)           The aggregate percentage of Shares reported owned by each person named herein is based upon 277,474,875 Shares outstanding as of July 31, 2014, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 1, 2014.

As of the close of business on September 8, 2014, Corvex may be deemed to be the beneficial owner of 20,241,370 Shares, constituting approximately 7.3% of the Shares outstanding.  By virtue of his position as control person of the general partner of Corvex, Mr. Meister may be deemed the beneficial owner of such Shares.

Item 5(c) is hereby amended and restated as follows:

(c)           The transactions in the Shares by the Reporting Persons during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

CUSIP NO. 31620R303

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: September 9, 2014	CORVEX MANAGEMENT LP

	By:	/s/ Keith Meister
Keith Meister
Managing Partner

/s/ Keith Meister
KEITH MEISTER

CUSIP NO. 31620R303

SCHEDULE A

Transactions by the Reporting Persons in the Shares During the Past Sixty Days

The following table sets forth all transactions with respect to the Shares by or on behalf of the Reporting Persons effected in the sixty days immediately prior hereto. All such transactions were either open market or broker dealer-principal trades and the table includes commissions paid in per share prices.

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price Per Share	Date of Purchase/Sale

Purchase of Common Stock	535,000	26.64	07/31/2014
Purchase of Common Stock	1,420,823	27.60	09/08/2014